Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Deputy General Counsel

June 2, 2021

By Electronic Mail
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 26, 2021 The Nasdaq Stock Market (the "Exchange") received from AstraZeneca PLC and AstraZeneca Finance LLC (the "Registrants") a copy of the Registrants' application on Form 8-A 12(b) for the registration of the following securities:

AstraZeneca PLC:

$1,400,000,000 0.300% Notes due 2023
$750,000,000 3.000% Notes due 2051

AstraZeneca Finance LLC:

$1,600,000,000 0.700% Notes due 2024
$1,250,000,000 1.200% Notes due 2026
$1,250,000,000 1.750% Notes due 2028
$750,000,000 2.250% Notes due 2031

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,